UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d – 101]

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO § 240.13d – 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d – 2 (a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MFIC Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

595073 10 7

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595073 10 7

1.	Names of Reporting Persons Irwin J. Gruverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,597,805

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,597,805

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,597,805 shares of Common Stock are owned by Irwin J. Gruverman.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Does not include 100,000 shares owned by spouse, Marjorie B. Gruverman.

13.	Percent of Class Represented by Amount in Row (11) 15.65%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 595073 10 7

1.	Names of Reporting Persons Marjorie B. Gruverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 shares of Common Stock are owned by Marjorie B. Gruverman.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Does not include 1,597,805 shares of Common Stock owned by spouse Irwin J. Gruverman.

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to Common Stock, $0.01 par value per share, of MFIC Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 30 Ossipee Road, Newton, Massachusetts 02464-9101.

Item 2.	Identity and Background

This statement is being filed by Irwin J. Gruverman and his spouse, Marjorie B. Gruverman.  Irwin Gruverman was formerly Chairman of the Board and Chief Executive Officer of the Issuer. Both he and Mrs. Gruverman are citizens of the United States of America. Mr. Gruverman’s address is 60 Seminary Avenue, Newton, MA 02466.

During the past five years, neither Mr. nor Mrs. Gruverman have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Between November 18, 2003 (the date of filing of the last Schedule 13D by Irwin Gruverman and Marjorie Gruverman with respect to this Issuer) and December 24, 2007, Mr. Gruverman has made several purchases of the Issuer’s stock and exercised stock options for the purchase of Issuer’s shares.  All purchases and exercises of stock options were with Mr. Gruverman’s personal funds, except certain of the stock option exercises were cashless net exercises of outstanding stock options and accordingly, no funds were required in connection with such cashless exercises of stock options.  Mr. Gruverman has also made bona fide gifts of shares of Issuer’s stock and sold shares of the Issuer’s common stock.  This Amendment No. 1 to Schedule 13G shows Irwin Gruverman’s and Marjorie Gruverman’s ownership of Issuer’s common stock following Mr. Gruverman’s last transaction in the Issuer’s common stock.

Item 4.	Purpose of Transaction

As a result of bona fide gifts, sales and stock option exercises, Mr. Gruverman and Mrs. Gruverman each presently own fewer shares and options of the Issuer (and a smaller percentage of the Issuer’s common stock) than originally reported in the Schedule 13D dated November 18, 2003.

Item 5.	Interest in Securities of the Issuer

The percentage set forth in this Item 5 is based on the number of shares of outstanding Common Stock reported in the Form 10-Q for the quarter ended September 30, 2007 filed by the Issuer, which stated that as of November 13, 2007, there were 10,206,757 shares of Common Stock outstanding. As of December 24, 2007, Mr. Gruverman beneficially owned 1,597,805 shares of the Issuer’s Common Stock, which represents 15.67% of the Issuer’s outstanding shares of Common Stock, and he had the sole power to vote or dispose of all 1,597,805 of such shares of common stock. Mr. Gruverman does not share voting or dispositive power with respect to 100,000 shares of the Issuer’s Common Stock held by his spouse, Marjorie B. Gruverman, to which he also disclaims any beneficial ownership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date
/s/Irwin J. Gruverman
Signature
Irwin J. Gruverman
Name/Title

/s/Marjorie B. Gruverman
Signature
Marjorie B. Gruverman
Name/Title